UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Powell Max Limited (the “Company”) reports that it was notified on October 30, 2025 of a change in the beneficial ownership of its principal shareholder, Bliss On Limited, a British Virgin Islands business company (“Bliss On”). Prior to this change, Bliss On was wholly-owned by Ms. Po Man Stella Leung, the controlling shareholder of the Company. On October 30, 2025, Ms. Po Man Stella Leung sold all of the issued share capital of Bliss On to ECF (BVI) Limited (“ECF”).

As a result of this transaction, ECF has acquired indirect beneficial ownership of the ordinary shares of the Company held by Bliss On. The Company understands that ECF will file a Schedule 13D with the U.S. Securities and Exchange Commission in respect of its acquisition of beneficial ownership of the Company’s ordinary shares in due course.

This transaction constitutes a change in the ultimate beneficial ownership of the Company. Ms. Po Man Stella Leung has ceased to be the controlling shareholder of the Company. The transaction occurs at the shareholder level of Bliss On and does not involve any direct change in the registered holdings of the Company’s shares. The Board of Directors of the Company has been informed that there is no change in the composition of the Board or senior management of the Company as a result of this transaction, and the business operations of the Company remain unchanged.

The information is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Powell Max Limited

By:	/s/ WONG Tsz Kin
WONG Tsz Kin
Chief Executive Officer

Date: December 2, 2025

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